FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C.
AMENDMENT NO. 8 to

ANNUAL REPORT
 of
 PROVINCE OF SASKATCHEWAN
CANADA
(Name of Registrant)

 Date of end of last fiscal year: March 31, 2003

 SECURITIES REGISTERED*
 (As of close of fiscal year)

Title of issue	Amounts as to which registration is effective	Names of exchanges on which registered
N/A	N/A	N/A

*The Registrant is filing this annual report on a voluntary basis.

Names and addresses of persons authorized to receive notices and communications from the Securities and Exchange Commission:

PAMELA WALLIN Canadian Consul General Canadian Consulate 1251 Avenue of the Americas New York, N.Y. 10020
or
DAVID MURCHISON Canadian Consulate 1251 Avenue of the Americas New York, N.Y. 10020
Copies to:
RON STYLES Deputy Minister of Finance Department of Finance Province of Saskatchewan 2350 Albert Street Regina, Saskatchewan Canada S4P 4A6		JOHN W. WHITE Cravath, Swaine - Moore Worldwide Plaza 825 Eighth Avenue New York, N.Y. 10019

This amendment to the Province of Saskatchewan's (the "Province") Annual Report on Form 18-K for the year ended March 31, 2003 is being filed to include as exhibits to such Form 18-K: (n) Consent of KPMG LLP for Crown Investments Corporation of Saskatchewan 2003 Annual Report.

* This amendment to the annual report comprises:

(1) Pages numbered 1 to 4 consecutively.

(2) The following exhibits:

        Exhibit (n):     Consent of KPMG LLP for Crown Investments Corporation of Saskatchewan 2003 Annual Report.

EXHIBIT INDEX

EXHIBIT (n):  Consent of KPMG LLP
                        for Crown Investments Corporation of Saskatchewan 2003 Annual Report

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to its annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at Regina, Saskatchewan, on the 14th day of September, 2004.

PROVINCE OF SASKATCHEWAN
By /s/ Rae Haverstock Name: Rae Haverstock Title: Executive Director, Capital Markets Branch Treasury and Debt Management Division Department of Finance